Exhibit 99.1

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON IN THE LAST 60 DAYS

Reporting Person	Date	Shares Purchased	Price Per Share
Sententia Group, LP	10/25/2017	1260	$7.89
Sententia Group, LP	10/27/2017	8600	$7.70
Sententia CI-I, LP	10/27/2017	5800	$7.70
Sententia CI-I, LP	11/22/2017	1400	$8.32
Sententia CI-I, LP	11/24/2017	43247	$8.50
Sententia CI-I, LP	11/27/2017	2175	$8.46